SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                              __________________

                                   FORM 8-A

               FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                   PURSUANT TO SECTION 12(b) OR 12(g) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                           Kmart Holding Corporation
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            (Exact Name of Registrant as Specified in Its Charter)


               Delaware                                  32-0073116
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(State of Incorporation or Organization)     (IRS Employer Identification no.)

     3100 West Big Beaver Road
           Troy, Michigan                                   48084
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(Address of Principal Executive Offices)                 (Zip Code)

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
If this form relates to the registration        If this form relates to the registration of a
of a class of securities pursuant to            class of securities pursuant to Section 12(g) of
Section 12(b) of the Exchange Act and is        the Exchange Act and is effective pursuant to
effective pursuant to General Instruction       General Instruction A.(d), please check the
A.(c), please check the following               following box. [X]
box. [  ]
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Securities Act registration statement file number to which this
form relates:                                                        N/A
                                                               ----------------
                                                                (if applicable)

Securities to be registered pursuant to Section 12(b) of the Act:

        Title of Each Class                      Name of Each Exchange on Which
        to be so Registered                      Each Class is to be registered
---------------------------------------     -----------------------------------

               None                                         N/A

Securities to be registered pursuant to Section 12(g) of the Act:

                    Common Stock, par value $.01 per share
                      ----------------------------------
                               (Title of Class)

Item 1.           Description of Securities To Be Registered.

         On January 22, 2002, Kmart Corporation, a Michigan corporation ("Existing Kmart"), and 37 of its U.S. subsidiaries (with Existing Kmart, collectively, the "Debtors") filed voluntary petitions for reorganization under Chapter 11 of the federal bankruptcy laws ("Bankruptcy Code") in the United States Bankruptcy Court for the Northern District of Illinois ("Court") under case numbers 02 B 02462 through 02 B 02499. The reorganization is being jointly administered under the caption "In re Kmart Corporation, et al. Case No. 02 B 02474." Since the time of filing, the Debtors have continued to operate their business and manage their properties as debtors-in-possession.

         On February 25, 2003, the Debtors filed with the Court the First Amended Joint Plan of Reorganization of Kmart Corporation and its Affiliated Debtors and Debtors in Possession (the "Plan"). The Court confirmed the Plan, at a hearing on April 22, 2003, as modified by the Findings of Fact, Conclusions of Law, and Order Under 11 U.S.C. ss.ss. 1129(a) and (b) and Fed.
R. Rule Bankr. P. 3020 Confirming the Plan, dated April 22, 2003, and docketed by the Court on April 23, 2003 (the "Confirmation Order," the Plan as modified by the Confirmation Order is referred to herein as the "Final Plan").

         Pursuant to Section 7.1(b) of the Final Plan, prior to the Effective Date, (i) Existing Kmart formed Kmart Holding Corporation (the "Registrant"), a Delaware corporation, and (ii) the Registrant formed Kmart Management Corporation ("Kmart Management"), a Michigan corporation. Additionally, Kmart Management formed Kmart Merger Subsidiary Corporation ("Merger Sub"), a Michigan corporation for the purposes of effecting the restructuring transactions contemplated the Final Plan.

         On May 6, 2003, the Registrant filed an Amended and Restated Certificate of Incorporation with the Delaware Secretary of State (the "Certificate of Incorporation"), which provides for five hundred million (500,000,000) shares of authorized common stock, par value $.01 per share ("Common Stock"), and twenty million (20,000,000) shares of authorized preferred stock, par value $.01 per share ("Preferred Stock"), issuable in series upon such terms as may be designated from time to time by the Board of Directors. In accordance with Section 1123(a)(6) of the Bankruptcy Code, the Certificate of Incorporation prohibits the issuance of any shares of non-voting securities. On May 6, 2003, the Final Plan became effective (the "Effective Date").

         Pursuant to Section 7.10 of the Final Plan, on the Effective Date, all of the issued and outstanding shares of Existing Kmart's pre-reorganization common stock, par value $1.00 per share, were cancelled. Immediately thereafter, pursuant to Section 7.3 of the Final Plan and Sections 701 and 862 of the Michigan Business Corporation Act (as amended from time to time, the "MBCA"), Merger Sub merged with and into Existing Kmart (the "Merger") and Existing Kmart emerged as the surviving corporation and a wholly-owned subsidiary of Kmart Management following the Merger.

         Pursuant to the Final Plan, all of the shares of common stock of the Registrant that were owned by Existing Kmart immediately prior to the Merger were cancelled and all of the shares of Merger Sub common stock held by Kmart Management prior to the Merger were converted into shares of common stock of Existing Kmart.

         As soon as practicable on or after the Effective Date, the Registrant will issue and distribute its Common Stock, pursuant to Section 7.8 the Final Plan, in accordance with the Final Plan. Such shares shall represent 100% of the issued and outstanding Common Stock.

         The following statements with respect to the Common Stock, are subject to the detailed provisions of the Certificate of Incorporation and the Registrant's By-Laws (the "By-Laws"). These statements do not purport to be complete and are qualified in their entirety by reference to the terms of the Certificate of Incorporation and the By-Laws, which are attached hereto as Exhibits 1.1 and 1.2, respectively.

         Fully Paid. All shares of Common Stock issued pursuant to the Final Plan are fully paid and nonassessable.

         Dividends. Subject to the terms of any series of Preferred Stock which may be issued, dividends may be declared by the Registrant's Board of Directors (the ("Board") at any regular or special meeting of the Board (or any action by written consent in lieu thereof in accordance with Article II,
Section 8 of the By-Laws), and may be paid in cash, in property, or in shares of the Registrant's capital stock.

         Conversion. The holders of Common Stock do not have any conversion rights.

         Sinking Fund Provisions. There is no sinking fund provision with respect to the Common Stock.

         Redemption and Preemptive Rights. The holders of Common Stock do not receive any redemption or preemptive rights to purchase or subscribe for securities of the Registrant.

         Voting Rights. Each holder of Common Stock will be entitled to one vote for each share of Common Stock outstanding in their name voting together as a single class with the holders of any shares of Preferred Stock entitled to vote. The holders of Common Stock do not have cumulative voting rights.

         Board Composition. The Board, as of the Effective Date, was selected as provided for pursuant to Section 7.5 of the Final Plan and consists of nine
(9) directors. The initial Directors, selected pursuant to the Final Plan, will serve from the Effective Date until the Annual Meeting of Stockholders of the Corporation (the "Annual Meeting") in 2005. Thereafter, directors will serve one (1) year terms, each director will be elected by a plurality of the votes cast at the Annual Meeting and each such director so elected shall hold office until such director's successor is duly elected and qualified or until such director's earlier death, resignation or removal. Until the Annual Meeting in 2005, any vacancy occurring on the Board (i) with respect to the member who is a member of senior management of the Corporation pursuant to the Final Plan, shall be filled by a person designated by a majority of the Board then in office, even if less than a quorum, (ii) with respect to a member originally selected to serve on the Board by ESL Investments, Inc. and Third Avenue Trust (collectively, the "Plan Investors") pursuant to the Final Plan, shall be filled by a person designated by the remaining directors selected by the Plan Investors prior to the Effective Date of the Final Plan, even if less than a quorum; (iii) with respect to a member originally selected to serve on the Board by the Unsecured Creditors' Committee pursuant to the Final Plan, shall be filled by a person designated by the remaining directors selected by the Unsecured Creditors' Committee prior to the Effective Date of the Final Plan, even if less than a quorum, and (iv) with respect to a member originally selected to serve on the Board by the Financial Institutions' Committee pursuant the Final Plan, shall be filled by a person designated by the remaining directors selected by the Financial Institutions' Committee prior to the Effective Date of the Final Plan, even if less than a quorum; provided that any person selected pursuant to clauses (ii) through (iv) shall be reasonably satisfactory to the Registrant. Each replacement shall serve out the remainder of the applicable term of the director who is being replaced. Any vacancy on the Board which occurs after the Annual Meeting in 2005 through death, resignation, retirement, disqualification, removal or other cause, or resulting from an increase in the number of directors, may be filled by the affirmative vote of a majority of the remaining directors, though less than a quorum, for a term of office continuing only until the next election of directors by the stockholders.

         Liquidation. Upon the liquidation, dissolution or winding up of the affairs of the Registrant, the holders of Common Stock will be entitled to receive ratably all assets of the Registrant legally available for distribution to the holders of Common Stock.

Item 2.           Exhibits.


Exhibit           Description

1.1               Amended and Restated Certificate of Incorporation of Kmart
                  Holding Corporation

1.2               By-Laws of Kmart Holding Corporation



                                   SIGNATURE

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          KMART HOLDING CORPORATION


                                          By: /s/  James E. Defebaugh, IV
                                             ---------------------------------
                                             Name: James E. Defebaugh, IV
Dated: May 6, 2003                           Title: Secretary



                                 EXHIBIT INDEX


Exhibit             Description

1.1                 Amended and Restated Certificate of Incorporation of Kmart
                    Holding Corporation

1.2                 By-Laws of Kmart Holding Corporation

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                                                                  Exhibit 1.1




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                                                                  Exhibit 1.2